[Atlas Growth Partners, L.P. Letterhead]

March 25, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director Karina V. Dorin, Staff Attorney Mark Wojciechowski, Staff Accountant Jenifer Gallagher, Staff Accountant John Hodgin, Petroleum Engineer

Re:	Atlas Growth Partners, L.P.
Amendment No. 5 to Registration Statement on Form S-1
Filed March 9, 2016
File No. 333-207537

Ladies and Gentlemen:

This letter sets forth the response of Atlas Growth Partners, L.P., a Delaware limited partnership (the “Partnership,” “AGP,” “we,” “us” or “our”), to the verbal comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), relating to the Partnership’s Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-207537) (“Amendment No. 5”), which was filed with the Commission on March 9, 2016. Concurrently with the submission of this letter on March 25, 2016, we are filing, through EDGAR, Amendment No. 6 to the Form S-1 (“Amendment No. 6”). We are also mailing five courtesy copies of the Amendment No. 6 marked to reflect all changes made since the filing of Amendment No. 5 for your review.

In this letter, for your convenience, we have summarized the comment from the Staff in italicized, bold type and have followed with the Partnership’s response thereto. All references to page numbers correspond to Amendment No. 6 unless otherwise specified.

Verbal Comment

On March 21, 2016, in a telephone conversation with the Staff, the Staff requested that the Partnership re-file Exhibit 10.2 to include certain schedules and exhibits that had previously been omitted.

Response:

We acknowledge the Staff’s comment and have re-filed a version of Exhibit 10.2 that includes all exhibits and schedules.

Please direct any questions or comments you have regarding our responses or Amendment No. 6 to the undersigned by phone at (267) 256-5902, Gislar R. Donnenberg of Paul Hastings LLP at (713) 860-7306 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.

Thank you for your assistance.

Very truly yours,

/s/ Jeffrey M. Slotterback
Jeffrey M. Slotterback
Chief Financial Officer
Atlas Growth Partners, L.P.

cc:	Edward E. Cohen, Chief Executive Officer, Atlas Growth Partners, L.P.
Lisa Washington, Chief Legal Officer and Secretary, Atlas Growth Partners, L.P.
Matthew Finkbeiner, Chief Accounting Officer, Atlas Growth Partners, L.P.
Kevin Schaffner, Audit-Partner, Grant Thornton LLP
Gislar R. Donnenberg, Partner, Paul Hastings LLP
Douglas V. Getten, Partner, Paul Hastings LLP
Wallace Kunzman, Kunzman & Bollinger, Inc.